Exhibit 21.1

Subsidiaries*

LIST OF SUBSIDIARIES – ALL 100% OWNED (UNLESS OTHERWISE STATED)

Trxade, Inc., a Florida corporation

Integra Pharma Solutions, Inc. (formerly Pinnacle Tek, Inc., a Florida corporation)

Community Specialty Pharmacy, LLC, a Florida limited liability company

Alliance Pharma Solutions, LLC, a Florida limited liability company

Bonum Health, LLC, a Delaware limited liability company

SOSRx LLC, a Delaware limited liability company (51% owned)

* Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of TRxADE HEALTH, INC. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary. Inclusion in this list is not, however, a representation that the listed subsidiary is a “significant subsidiary.”